

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2008

Mr. Pierce Onthank
President, CEO, Secretary-Treasurer
The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, Connecticut 06880

> **Re:** **The American Energy Group, Ltd.**
> **Item 4.01 Form 8-K**
> **Filed September 30, 2008**
> **Response letter dated October 9, 2008**
> **File No. 000-26402**

Dear Mr. Onthank:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Your response to our prior comment number 1 states that you have complied with all of the requirements of Item 304 of Regulation S-K. However, we still note there is no disclosure of the date of termination of your former accountant, Chisholm, Bierwolf & Nilson, LLC as required by Item 304(a)(1)(i). Please amend your filing to disclose the termination date of your former accountants.

    Additionally, based on your response and proposed amendment, it is unclear as to the date the Board of Directors approved the change in accountants and whether the auditors had commenced their fieldwork prior to Board approval. Please clarify the date the Board approved the change and whether the approval was obtained prior to the commencement of audit services by your new accountant.

2.   Please include an updated letter from your former accountant addressing the revised disclosures in your amended filing.

3.   We received your response letter dated October 9, 2008 via facsimile; however, we noted that it was not submitted electronically via EDGAR. Please submit this letter as correspondence on EDGAR as well as all future correspondence with us.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please contact Craig Arakawa at (202) 551-3650, or in his absence, Jenifer Gallagher at (202) 551-3076.

Sincerely,

Karl Hiller
Branch Chief